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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   4)*
                                             -----


                             Southwest Bancshares, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    84476910
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Ronald D. Phares, Vice President, Southwest Bancshares, Inc.
4062 Southwest Highway, Hometown, IL  60456        708-636-2700
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 24, 1996
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (9-88)  1 of 7

CUSIP No. 84476910               SCHEDULE 13D          Page   2   of   8   Pages
                                                            -----    -----


- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Richard E. Webber
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             BF and PF
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois            6/24/96
- --------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF                  143,699
       SHARES              -----------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                   31,383
        EACH               -----------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    143,699
        WITH               -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                 31,383
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 200,722
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                                 11.19%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                 IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

CUSIP NO. 84476910                                          Page 3 of 8 Pages
- ------------------                                          -----------------


ITEM 1 (a):  Title of Class of Securities
             Common Stock
ITEM 1 (b):  Name and Address of the Principal Executive Office
             of the Issuer

             Southwest Bancshares, Inc.
             4062 Southwest Highway
             Hometown, IL  60456


ITEM 2:      Identify and Background
             -----------------------

ITEM 2 (a):  Name

             Richard E. Webber

ITEM 2 (b):  Address

             4062 Southwest Highway
             Hometown, IL  60456

ITEM 2 (c):  Principal Occupation

             President & Chief Financial Officer
             Southwest Bancshares, Inc.
             4062 Southwest Highway
             Hometown, IL  60456

             President and Chief Executive Officer
             Southwest Federal Savings and Loan Association
             3525 W. 63rd Street
             Chicago, IL  60629

ITEM 2 (d):  Criminal Proceedings

             None

ITEM 2 (e):  Civil Proceedings

             None

ITEM 2 (f):  Citizenship

             Illinois

CUSIP NO. 84476910                                          Page 4 of 8 Pages
- ------------------                                          -----------------

ITEM 3:     Source and Amount of Funds or Other Consideration
            -------------------------------------------------



On June 11, 1992, the issuer, Southwest Bancshares, Inc. closed its public offering for 2,656,500 shares of its common stock and acquired Southwest Federal
Savings and Loan Association of Chicago. At June 24, 1996, there were 1,794,474 shares of common stock outstanding. Since the Association's conversion from a mutual to a stock federally chartered Savings and Loan Association, Mr. Webber has acquired the following shares of Southwest Bancshares, Inc.

                                                                    Nature of
                                                                     Indirect
                  # of                          Ownership           Beneficial
Date             Shares           Price           Form               Ownership
- --------------------------------------------------------------------------------

 6/23/92          6,766           10.00            Direct
 6/23/92         19,800           10.00          Indirect          IRA Trust
 6/23/92         26,565           10.00          Indirect          Spouse
 6/23/92          5,832            ---           Indirect          RRP Trust (1)
 6/24/92          5,000           11.88            Direct
 6/24/92          5,000           12.00            Direct
 6/25/92         10,000           12.25            Direct
 8/14/92            800           14.00          Indirect          By Children
 8/21/92          1,000           13.50            Direct
 4/09/93          3,000            ---           Indirect          ESOP Trust
 6/23/93          5,832            ---             Direct          RRP Trust (1)
11/23/93         10,000           10.00            Direct          Exercised
                                                                   Options
12/03/93            600           19.75          Indirect          By Children
 1/21/94          1,229           20.00          Indirect          IRA Trust
 3/17/94          3,000            ---           Indirect          ESOP Trust
 6/23/94          5,832            ---             Direct          RRP Trust (1)
11/08/94            600            ---           Indirect          By Children
11/18/94         25,000           10.00            Direct          Exercised
                                                                   Options
12/09/94            250           21.00          Indirect          IRA Trust
 2/14/95          2,294            ---           Indirect          ESOP Trust
 2/14/95            866            ---           Indirect          Children
                                                                   ESOP Trust
 3/22/95            215           24.50          Indirect          IRA Trust
 6/15/95            200           26.75          Indirect          IRA Trust
 6/23/95          5,832            ---             Direct          RRP Trust (1)
 8/24/95          5,000           10.00            Direct          Exercised
                                                                   Options
 9/20/95            190           28.50          Indirect          IRA Trust
10/24/95            900            ---           Indirect          By Children
11/28/95          5,000           10.00            Direct          Exercised
                                                                   Options
12/12/95         <1,000>           ---             Direct          Gifted Stock
                                                                   to Children
12/12/95            500            ---           Indirect          By Children -
                                                                   Gift




CUSIP NO. 84476910                                          Page 5 of 8 Pages
- ------------------                                          -----------------


                                                                    Nature of
                                                                     Indirect
                  # of                          Ownership           Beneficial
Date             Shares           Price           Form               Ownership
- --------------------------------------------------------------------------------

12/22/95         <2,000>          ---           Indirect           Distribution
                                                                   out of IRA
                                                                   Trust
12/22/95          2,000           ---             Direct           Distribution
                                                                   Received from
                                                                   IRA Trust
 2/16/96          2,595           ---           Indirect           ESOP Trust
 2/16/96            552           ---           Indirect           Children
                                                                   ESOP Trust
 2/21/96         10,000         10.00             Direct           Exercised
                                                                   Options
 4/30/96         <4,000>          ---           Indirect           Distribution
                                                                   out of IRA
                                                                   Trust
 4/30/96          4,000           ---             Direct           Distribution
                                                                   Received from
                                                                   IRA Trust
 6/23/96          5,832           ---             Direct           RRP Trust (1)
 6/23/96         25,640           ---           Indirect           Unexercised
                                                                   Options


(1) Shares granted under the Association's Recognition and Retention Plan; 20% of award is earned each year, commencing June 23, 1993.
     co-trustee.



The source of funds for these acquisitions were:

$100,000 Bank Loan from First Suburban National Bank
                        150 S. Fifth Avenue
                        Maywood, IL  60153

$697,910 Personal Funds


ITEM 4: Purpose of Transaction
        ----------------------

ITEM 4 (a):   The acquisition by any person of additional
              securities of the issuer, or the disposition of securities of the issuer;

              None.

ITEM 4 (b):   An extraordinary corporate transaction, such as a
              merger, reorganization of liquidation, involving the issuer or any of its subsidiaries;

CUSIP NO. 84476910                                          Page 6 of 8 Pages
- ------------------                                          -----------------

             None.

ITEM 4 (c):  A sale or transfer of a material amount of asset of the issuer or any of its subsidiaries;

             None.

ITEM 4 (d):  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

             None.

ITEM 4 (e):  Any material change in the present capitalization or dividend policy of the issuer;

             None.

ITEM 4 (f):  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

             None.

ITEM 4 (g):  Changes in the issuer's charter, bylaws or
             instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

             None.

ITEM 4 (h):  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             None.

ITEM 4 (i):  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
             Section 12(g)(4) of the Act; or

             None.

CUSIP NO. 84476910                                          Page 7 of 8 Pages
- ------------------                                          -----------------

ITEM 4 (j):  Any action similar to any of those enumerated above.

             None.

ITEM 5:      Interest in Securities of the Issuer
             ------------------------------------

ITEM 5 (a):  175,082
ITEM 5 (b):  143,699  Sole Voting Power
              31,383  Shared Voting Power
                   0  Shared Voting and Dispositive Power

ITEM 5 (c):  Mr. Webber's ownership in Southwest Bancshares, Inc.
             (the Company) has increased by more than one percent since the date of filing Amendment Number 3 to his
             Schedule 13D. Mr. Webber became a 11.19% owner of the Company as a result of the Company completing its ninth stock repurchase program and initiating a tenth stock repurchase program; various transactions listed on pages four and five, Item 3, for the period July 1, 1995 to June 24, 1996; and the beneficial ownership of 25,640 shares underlying options which have not been exercised.

Effective November 3, 1995, Mr. Webber is no longer a co-trustee of the Association's Retirement Plan.

ITEM 5 (d):  None.

ITEM 5 (e):  N/A

ITEM 6:      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

             None.

ITEM 7: Exhibits.

        The bank loan referenced in Item 3 was repaid in 1992. Therefore, a copy of the Note is not included as an exhibit because it is deemed immaterial.

CUSIP NO. 84476910                                          Page 8 of 8 Pages
- ------------------                                          -----------------



Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 24, 1996                       /s/ Richard E. Webber, President
- -------------                       --------------------------------
Date                                Signature



                                    Richard E. Webber, President
                                    ----------------------------
                                    Name/Title